Exhibit 99.2

INSTRUCTIONS FOR PAPER BALLOT VOTING

You are receiving these instructions and paper ballot for the Special Ballot Initiative because you made a request to vote by paper ballot. If you vote by paper ballot, you may not also vote by means of a secure website.

On May 13, 2019, Best Western International, Inc. (“Best Western”) activated a ballot with two (2) Proposals for your consideration:

1.

Proposal 1: A proposal, which we refer to as the “conversion proposal,” to approve a corporate transaction, pursuant to which the Company will become a for-profit Arizona corporation (the “post-Conversion corporation”) through a merger with our wholly owned, for-profit, subsidiary, and each membership interest of the Company will be converted into shares of common stock of the post-Conversion corporation (the “Conversion”); and

2.

Proposal 2: A proposal, which we refer to as the “membership termination bylaw proposal,” to approve an amendment to our current bylaws to authorize our board of directors to terminate prior to the date of the Conversion the membership interest of any member, and to terminate prior to the date of the Conversion the membership agreement of any contingently-approved applicant, that does not enter into a new franchise agreement with the Company and have a property open and active on the Best Western reservation system by the dates described in the Information Statement/Prospectus.

If the conversion proposal (Proposal 1) passes, the Articles of Incorporation and Bylaws of the Company will be amended and restated. Accordingly, a vote in favor of the conversion proposal is also your approval of the Amended and Restated Articles of Incorporation and Bylaws of the Company. These amended and restated documents are located in the Plan of Merger at Appendix A of the Information Statement/Prospectus in Exhibits A and B.

Please carefully review the Information Statement/Prospectus that was mailed to you, which includes the Franchise Agreement (both U.S. and Canada) at exhibits 10.11 and 10.12. The Information Statement/Prospectus is also available online at https://my.bestwestern.com. You may also review Best Western’s current Bylaws and Articles of Incorporation, Rules and Regulations, and the Franchise Disclosure Document (both U.S. and Canada) on https://my.bestwestern.com.

In accordance with Article III, Sections 6 and 9 of the Bylaws, a quorum of 10% of the Company’s Voting Members must submit ballots in the Special Ballot Initiative. As of April 19, 2019, the number of Voting Members was 1,989, and the number of Voting Members needed to meet this quorum requirement was 199. The number of Voting Members and thereby the number of Voting Members needed to meet the quorum requirement will be updated as required by the Bylaws.

For both Proposal 1, the conversion proposal, and Proposal 2, the membership termination bylaw proposal, the affirmative vote of the lesser of two-thirds (2/3) of the votes cast or a majority of the voting power shall result in their approval; provided, at least thirty-three and one-third percent (33 1/3%) of all Voting Members meeting the requirements of Article III, Section 4 of the Bylaws vote in favor of the Proposals.

Please refer to the “Dear Members” letter and elsewhere in the Information Statement/Prospectus for information relating to the adoption of the Proposals, as the adoption of the Proposals is conditioned as described in the “Dear Members” letter and elsewhere in the Information Statement/Prospectus.

INSTRUCTIONS FOR PAPER BALLOT VOTING

Both the conversion proposal and the membership termination bylaw proposal must be approved or neither will be adopted.

A majority of the Board of Directors has determined that the conversion proposal and the membership termination bylaw proposal are advisable and in the best interests of the Company and its Members and recommend that you vote in favor of the Proposals. You may review a majority opinion and a minority opinion as part of the Information Statement/Prospectus.

Voting on the Special Ballot Initiative will close on June 12, 2019 at 2:00 p.m., Phoenix, Arizona time. Only paper ballots received prior to that date and time will be counted. The postmark date does not affect whether or not a ballot is counted. Paper ballots shall be sent to Mukai, Greenlee & Company, P.C. (the “Designated Accountant”) as directed below. All voting is confidential and anonymous as required by Best Western’s Bylaws.

INSTRUCTIONS FOR PAPER BALLOT VOTING

Instructions on paper ballot marking:

For each of the two Proposals, mark with an “X” on the enclosed paper ballot to reflect your choice in the spaces provided, which shall appear as follows:

In favor of Proposal?
(YES)	(NO)	(ABSTAIN)

Instructions on signing and sending the paper ballot:

Enclosed are three numbered envelopes: #1 BALLOT ENVELOPE, #2 SIGNATURE ENVELOPE, and #3 MAILER ENVELOPE. Please follow these instructions with respect to marking your paper ballot and using the numbered envelopes:

1.	After completely marking your paper ballot, place it in the #1 BALLOT ENVELOPE.

2.	Seal the #1 BALLOT ENVELOPE and then place it inside the #2 SIGNATURE ENVELOPE.

3.

Seal the #2 SIGNATURE ENVELOPE and then sign on the designated line on the label affixed to that envelope. Correct any errors on the label by lining through the incorrect information and printing the correct information above it. The process to mark an official change to our records will then be initiated.

4.

You must sign the #2 SIGNATURE ENVELOPE using the exact name and substantially the same signature style as appears on your Best Western Voter Registration Card on file at Best Western International, Inc. A copy of your Voter Registration Card is enclosed with this packet. Examples:

•

If your Voter Registration Card reads “John B. Doe,” that is the name you must use when you sign the #2 SIGNATURE ENVELOPE. You may not use any other variation, such as “Jonathan Doe” or “Jonathan B. Doe” or “J. Doe.”

•

If your signature on the Voter Registration Card is signed in this style – you must sign the #2 SIGNATURE ENVELOPE in a substantially similar style. You may not sign in a different style, such as or ..

5.	Any #2 SIGNATURE ENVELOPE not signed correctly will be rejected.

6.	Place the #2 SIGNATURE ENVELOPE in the #3 MAILER ENVELOPE addressed to Mukai, Greenlee & Company, P.C.

7.

Do not send the paper ballot to Best Western International, Inc. Only send the paper ballot, using the #3 MAILER ENVELOPE directly to Mukai, Greenlee & Company, P.C. at the address indicated on the #3 MAILER ENVELOPE.

8.

If using an overnight mail service, you may place the #2 SIGNATURE ENVELOPE with the #1 BALLOT ENVELOPE inside, into an overnight mail envelope addressed to Mukai, Greenlee & Company, P.C., ATTN: Dale Schaffer, 2600 N. Central Avenue, Suite 1820 Phoenix, Arizona, 85004-3000.

9.	Do not return the copy of your Voter Registration Card or this cover letter with your paper ballot.

Ballot Procedures Are Important Votes will not be counted if these procedures were not followed, e.g., invalid signatures, no signature on envelope, etc.

To protect the confidentiality of your vote, the #1 BALLOT EVENLOPE will be removed from the #2 SIGNTURE ENVELOPE and separated completely and deposited in a paper ballot container before being counted. You are invited to witness the process if you desire. Mukai, Greenlee & Company, P.C. is located at 2600 N. Central Avenue, Suite 1820, Phoenix, Arizona.